Titan Medical to Present at Two Investment Conferences in September

TORONTO, Aug. 27, 2018 -- Titan Medical Inc. (TSX: TMD) (Nasdaq: TMDI) (“Titan” or the “Company”), a medical device company focused on the design and development of a robotic surgical system for application in minimally invasive surgery (“MIS”), today announced that David McNally, President and CEO, will present a corporate overview at two upcoming investment conferences, as follows:

20th Annual Rodman & Renshaw Global Investment Conference

Date and Time:	Wednesday, September 5, 2018 at 12:30 p.m. Eastern time
Venue:	St. Regis New York Hotel in New York City

Wells Fargo Securities 2018 Healthcare Conference

Date and Time:	Thursday, September 6, 2018 at 9:10 a.m. Eastern time
Venue:	The Westin Copley Place in Boston

Mr. McNally’s presentation at the 20th Annual Rodman & Renshaw Global Investment Conference will be webcast live and available for replay under the Investors section of the Company’s website at www.titanmedicalinc.com.

About Titan Medical Inc.

Titan Medical Inc. is focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in minimally invasive surgery. The Company is developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high-definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends to initially pursue focused surgical indications for the SPORT Surgical System, which may include one or more of gynecologic, urologic, colorectal or general abdominal procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Contacts:

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com